11017115

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Mail Processing Section
FEB 24 2011
Washington, DC
110

SEC FILE NUMBER
8-53711

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Griffin Financial Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

607 Washington Street
(No. and Street)

Reading (City) Pennsylvania (State) 19603 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John M Durofchalk 610-478-2134
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tomasi & Company, LLP
(Name – *if individual, state last, first, middle name*)

1350 Broadcasting Road, Suite 203, Wyomissing PA 19610
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John M Durofchalk, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Griffin Financial Group, LLC, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
TAMMY L. MILLER, Notary Public
City of Reading, Berks County
My Commission Expires March 7, 2013

Tammy L. Miller
Notary Public

Signature

FINOP
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Tomasi & Company LLP
Certified Public Accountants & Consultants

INDEPENDENT AUDITORS' REPORT

To the Member
Griffin Financial Group, LLC
Reading, Pennsylvania

We have audited the accompanying statements of financial condition of Griffin Financial Group, LLC (the Company) as of December 31, 2010 and 2009, and the related statements of income, changes in member's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Griffin Financial Group, LLC as of December 31, 2010 and 2009, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Tomasi & Company LLP

February 16, 2011

1350 Broadcasting Road ■ Suite 203 ■ Wyomissing, PA 19610
Telephone: (610) 898-7900 ■ Fax (610) 898-7992

STATEMENTS OF FINANCIAL CONDITION

ASSETS

	December 2010	December 2009
Cash	$ 1,158,115	$ 1,379,174
Receivable from clients, less allowance for doubtful accounts of $511,000 and $-0-	51,000	162,500
Receivable from affiliate	14,490	-
Prepaid expenses	220,819	259,042
Securities owned not readily marketable, at estimated fair value	-	213,000
Equipment, at cost, less accumulated depreciation of $22,094 and $16,241	17,907	12,525
Other assets	22,600	1,600
TOTAL ASSETS	$ 1,484,931	$ 2,027,841

LIABILITIES AND MEMBER'S EQUITY

	December 2010	December 2009
LIABILITIES		
Accounts payable	$ 12,766	$ -
Accrued PA capital stock tax	-	90,112
Payable to related party	395,788	374,932
TOTAL LIABILITIES	408,554	465,044
MEMBER'S EQUITY	1,076,377	1,562,797
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 1,484,931	$ 2,027,841

STATEMENTS OF INCOME

	December 2010	December 2009
REVENUES		
Commissions and fees	$ 6,376,308	$ 6,789,857
Client expense reimbursements	70,165	71,232
Interest Income	7,068	13,837
Gain on sale of fixed asset disposal	271	-
TOTAL REVENUES	6,453,812	6,874,926
EXPENSES		
Employee and subcontracting compensation and related expenses	3,990,584	3,383,803
Bad debt expense	520,500	-
Insurance	361,542	250,619
Professional dues and fees	290,172	242,491
Client development - meals,mileage/other	286,736	247,189
Administrative fees	285,000	265,000
Professional services	278,758	414,953
Promotional & marketing	187,368	179,112
Occupancy & storage	110,903	112,933
Client charges - meals, mileage/other	110,888	100,626
Office charge - meals, mileage/other	37,244	31,529
Telephone	30,393	37,060
Computer expenses	27,827	24,364
Taxes - other	25,883	3,685
Seminars and continuing education	21,059	22,658
Capital stock tax	20,654	46,383
Office supplies	8,547	8,464
Depreciation	7,066	5,334
Postage and delivery	6,226	8,729
Bank fees	2,882	129
Miscellaneous	1,913	10,680
Report binding	87	24,356
Charitable contributions	-	2,600
Loss on impairment of non-marketable securities	213,000	-
TOTAL EXPENSES	6,825,232	5,422,697
NET INCOME (LOSS)	$ (371,420)	$ 1,452,229

The Accompanying Notes Are An Integral Part of These Financial Statements

STATEMENTS OF CHANGES IN MEMBER'S EQUITY

	December 2010	December 2009
BALANCE - Beginning of Year	$ 1,562,797	$ 1,020,666
Net income (loss)	(371,420)	1,452,229
Member contribution	-	174,902
Member distribution	(115,000)	(1,085,000)
BALANCE - End of Year	$ 1,076,377	$ 1,562,797

STATEMENTS OF CASH FLOWS

	December 2010	December 2009
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income (loss)	$ (371,420)	$ 1,452,229
Adjustments to reconcile net income (loss) to net cash provided by(used in) operating activities:		
Depreciation	7,066	5,334
Provision for bad debt	520,500	-
Loss from impairment of non-marketable securities	213,000	-
Gain on sale of fixed assets	(271)	-
(Increase)/decrease in operating assets:		
Receivable from clients	(409,000)	(162,500)
Receivable from affiliate	(14,490)	
Advanced client expense	-	136,586
Prepaid expenses	38,223	(39,694)
Increase/(decrease) in operating liabilities:		
Accounts payable	12,766	(26,886)
Accrued PA capital stock tax	(90,112)	(89,143)
Payable to related party	20,856	215,295
Deferred revenue	-	(136,586)
Net Cash Provided by (Used In) Operating Activities	(72,882)	1,354,635
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of equipment	(12,677)	(9,267)
Security deposit	(21,000)	-
Proceeds from sale of fixed assets	500	-
Net Cash Used In Investing Activities	(33,177)	(9,267)
CASH FLOWS FROM FINANCING ACTIVITIES		
Distribution to members	(115,000)	(1,085,000)
Contribution from members	-	174,902
Net Cash Used In Financing Activities	(115,000)	(910,098)
NET INCREASE/(DECREASE) IN CASH	(221,059)	435,270
CASH - Beginning of Year	1,379,174	943,904
CASH - End of Year	$ 1,158,115	$ 1,379,174

The Accompanying Notes Are An Integral Part of These Financial Statements

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies of Griffin Financial Group, LLC is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Organization and Nature of Business

The Company is a broker-dealer registered with the Securities Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). Griffin Financial Group, LLC is formed as a single member Pennsylvania Limited Liability Company. Since the Company is a limited liability company, no member, manager, agent or employee of the Company shall be personally liable for the debts, obligations, or other liabilities of the Company, whether arising in contract, tort or otherwise, or for the acts or omissions of any other member, director, manager, agent or employee of the Company, unless the individual has signed a specific personal guarantee. The duration of the Company is perpetual. The Company provides merger and acquisition related advisory services in an open market and is subject to SEC rule 17a-5 but operates pursuant to the (k)(2)(i) exemptive provisions of SEC rule 15c3-3 and does not hold clients' funds or securities. The Company is registered according to the minimum $100,000 net capital provisions of SEC rule 15c3-1 (see Note 6). Effective in 2010 Griffin Financial Group, LLC is authorized to do "firm commitment" underwriting which is an agreement to buy an entire issue of a security from an issuing corporation at a specified price and then distributing the new issue of securities. A clearing company will be used to hold these funds and Griffin Financial Group, LLC will not hold client money.

Date of Management's Review

Subsequent events were evaluated through February 16, 2011, which is the date the financial statements were available to be issued.

Use of Estimates

The process of preparing financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the recorded amounts of assets, liabilities, revenues, and expenses. Actual results could differ from those estimates.

Cash and Cash Equivalents

All cash in bank accounts are considered cash and cash equivalents. The Company maintains its cash balances in two financial institutions. Considerable balances are held at one institution located in Reading, Pennsylvania. The interest bearing accounts are insured by the Federal Deposit Insurance Corporation up to $250,000 while unlimited coverage is available to noninterest bearing deposit accounts. At times throughout the year and at year end, the cash balance in the interest bearing account exceeds the insured limit.

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition

The Company does not recognize revenue until a transaction is complete unless there is a stipulated non-refundable retainer or a periodic billing for accumulated client advances or for time spent as part of the arrangement letter with a client. Typically, there are no accounts receivable because Griffin Financial Group, LLC is paid its success fee or commission close to or immediately at closing or upon a qualifying event. Accounts receivable occur if a success fee is earned and invoiced but not immediately paid or if a service fee is negotiated on a payment schedule that is billed prior to a transaction closing and not yet collected. A receivable can also result from billing clients for directly related expenses and fees charged and not collected while working to close transactions.

Concentration of Credit Risk

The Company's involvement with mergers and acquisitions is nationwide but primarily in the northeastern section of the United States. Therefore, the national economy as well as the economy within this region could have an influence on the volume of fees generated by Griffin Financial Group, LLC. In the event the markets are slow, the company is dependent on its member, Griffin Holdings Group, LLC, to contribute sufficient capital to satisfy operating costs and required levels of net capital.

Accounts Receivable

Management uses the specific identification method of reporting allowances for bad debts and has reviewed all outstanding accounts for collectability. They have determined as of December 31, 2010 that two accounts representing a total of $511,000 may not be collectable and have established a bad debt allowance for these accounts. Total bad debt charged to operations in 2010 was $520,500 because $9,500 was actually written off against another account. No allowance or direct write off was made in 2009.

Property and Equipment

Property and equipment are recorded at cost. Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized. When items of property or equipment are sold or retired, the related cost and accumulated depreciation is removed from the accounts and any gain or loss is included in the results of operations.

Depreciation is calculated using an accelerated method over the estimated useful lives of the respective assets. Depreciation expense charged to operations was $7,066 in 2010 and $5,334 in 2009.

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Advertising and Marketing

Advertising and marketing costs are expensed as incurred. Advertising and marketing expense was $187,368 and $179,112 for 2010 and 2009, respectively.

Accrued Interest and Penalties Related to Unrecognized Tax Benefits

The Company reports accrued interest and penalties related to unrecognized tax benefits as interest expense and penalties expense, respectively. There were no interest or penalties related to unrecognized tax benefits for the years ended December 31, 2010 and 2009.

The Company is no longer subject to examination by the Internal Revenue Service and the Pennsylvania Department of Revenue for years prior to 2007.

NOTE 2 MANAGEMENT AGREEMENT AND RELATED PARTY TRANSACTIONS

Griffin Holdings Group, LLC (GHG) is owned by Stevens & Lee, P.C., a Pennsylvania Professional Corporation. Griffin Holdings Group, LLC is a 100% owner of Griffin Financial Group, LLC (GFG). Griffin Holdings Group, LLC entered into a management agreement with GFG to provide various services to GFG. Such services include, but are not limited to, personnel, administrative, and all other services as may be required by GFG to conduct its business. The agreement renews automatically on one-year renewal terms unless either party terminates the agreement as of any December 31st by giving the other party at least thirty days notice. Griffin Holdings Group, LLC will provide personnel and administrative services on a fee reimbursement basis. Stevens and Lee, P.C. also provides administrative and other support services and is compensated accordingly.

Employees performing services on behalf of GFG shall remain at all times employees of GHG. Griffin Holdings Group, or its affiliate, remains responsible for the withholding and payment of all required federal, state, and local taxes with respect to their employees. Griffin Financial Group, LLC will reimburse GHG for payroll and all related costs. Other administrative costs are invoiced by GHG, Stevens and Lee, P.C. or Stevens & Lee Realty based on a proportional share of space, utilities, and other services provided.

The amount of employee and subcontracting compensation and related expenses provided by GHG and charged to operations was $3,902,635 in 2010 and $3,320,443 in 2009. In 2010, $3,506,847 was paid toward the expense and the remainder of $395,788 is classified as a related party payable, while in 2009, $2,770,609 was paid toward the expense to GHG, $374,932 was reflected as a payable and $174,902 reflected as a capital contribution from GHG, its member. Griffin Financial Group, LLC paid Stevens and Lee Realty $90,000 for occupancy for each of the years ended December 2010 and 2009.

NOTE 2 MANAGEMENT AGREEMENT AND RELATED PARTY TRANSACTIONS (CONTINUED)

The Company also paid an agent who is a related party for insurance during 2009. The total premium including commissions was $170,588. Griffin Financial Group, LLC received a refund in 2010 for premiums paid as a result of changing agents totaling $46,719. In addition Stevens and Lee, P.C. was paid $285,000 and $265,000 for administrative and support fees in 2010 and 2009, respectively. In 2010 Stevens and Lee paid Griffin Financial Group, LLC $847,499 for various time spent related to various services performed.

NOTE 3 SECURITIES OWNED

Griffin Financial Group, LLC owns less than one-percent of the shares of a company's non-marketable equity securities. As of 12/31/09 the securities were valued at $213,000 but as of 12/31/2010 management has deemed the value to be -0-. This write down is considered to be other than temporary and is charged to operations as a loss on impairment of non-marketable securities.

NOTE 4 FAIR VALUE MEASUREMENT

Generally accepted accounting principles establish a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of fair value hierarchy are described below:

Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the organization has the ability to access.

Level 2 Inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liability;
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

NOTE 4 FAIR VALUE MEASUREMENT (CONTINUED)

Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2010 and 2009.

Securities owned--not readily marketable: Valued using techniques involving income and earnings-before-interest-taxes-depreciation-amortization (EBITDA) multiples and approaches that are consistent with the market and as specified by generally accepted accounting principles.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

At December 31, 2010, the fair value of the securities owned not readily marketable was -0- as the entire balance was determined to be impaired. The following table set forth by level, within the fair value hierarchy, the Company's assets at fair value as of December 31, 2009:

	Level 1	Level 2	Level 3	Total
Securities owned Not readily marketable	$ -0-	$ -0-	$ 213,000	$ 213,000
Total Assets at Fair Value	$ -0-	$ -0-	$ 213,000	$ 213,000

The table below sets forth a summary of changes in the fair value of the Plan's level 3 assets for the year ended December 31, 2010 and 2009:

	Securities owned not readily marketable	
	2010	2009
Balance, beginning of	$ 213,000	$ 213,000
Realized losses	(213,000)	-0-
Unrealized gains (losses)	-0-	-0-
Purchases, sales, issuances and settlement (net)	-0-	-0-
Balance, end of year	$ -0-	$ 213,000

NOTE 4 FAIR VALUE MEASUREMENT (CONTINUED)

Management considers the non marketable equity security to have no value as of December 31, 2010 and this loss impairment is deemed to be other than temporary.

NOTE 5 INCOME TAXES

The Company and its member has elected under the Internal Revenue Code to be a non-taxpaying entity for federal and state income tax purposes. In lieu of a company level tax, the member is taxed on its proportionate share of the Company's taxable income. Therefore, no provision or liability for income taxes has been included in the accompanying financial statements.

NOTE 6 NET CAPITAL REQUIREMENTS

Griffin Financial Group, LLC is subjected to the Securities and Exchange Commission net capital rule (SEC rule 15c3-1), which requires the ratio of aggregate indebtedness to net capital not to exceed 15 to 1. The minimum net capital is $100,000. At December 31, 2010 and 2009, the Company had net capital of $749,561 and $914,130, which was $649,561 and $814,130 in excess of its required net capital of $100,000 in 2010 and 2009, respectively. The Company's aggregate indebtedness as of December 31, 2010 and 2009 was $408,554 and $465,044, respectively, and the Company has met the ratio requirement referred to above.

NOTE 7 OCCUPANCY

The Company has an informal arrangement with Stevens & Lee Realty, a related party for office space and common area maintenance charges. In 2010 and 2009, approximately 6,000 square feet of office space was being utilized with an average comparable price of $15.00 per square foot. The arrangement is calculated on a monthly basis at $7,500, and is subject to cancellation or variation in terms depending on the circumstances.

In addition, the Company leases office space in New Jersey and Virginia both having one year terms.

Rent expense for occupancy charged to operations for 2010 and 2009 was $109,704 and $111,761, respectively.

NOTE 8 SUBSEQUENT EVENTS

As mentioned in Note 1 Griffin Financial Group, LLC is authorized to engage in "firm commitment" underwriting and has entered into a clearing agreement with Penson Financial Services, Inc. to account for any client money generated from these services. $150,000 was required to be deposited into a non-interest bearing brokerage clearing account as part of that agreement. This cash balance is not restricted and is currently included with the rest of the company's cash as of 12/31/10. No "firm commitment" underwriting activity occurred in 2010 but may be conducted in the future.

SUPPLEMENTARY INFORMATION

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

SCHEDULE I

	December 2010	December 2009
TOTAL ASSETS	$ 1,484,931	$ 2,027,841
TOTAL LIABILITIES	(408,554)	(465,044)
NET WORTH	1,076,377	1,562,797
SUBORDINATED LOANS	-	-
ADJUSTED NET WORTH	1,076,377	1,562,797
LESS NET NON-ALLOWABLE ASSETS	(326,816)	(435,667)
CURRENT CAPITAL	749,561	1,127,130
LESS HAIRCUT	-	(213,000)
NET CAPITAL	749,561	914,130
REQUIRED NET CAPITAL	100,000	100,000
EXCESS NET CAPITAL	$ 649,561	$ 814,130
AGGREGATE INDEBTEDNESS	$ 408,554	$ 465,044
AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.55	0.51

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION - (SCHEDULE I CONTINUED)

	December 2010	December 2009
RECONCILIATION WITH COMPANY'S COMPUTATION (INCLUDED IN PART II OF FORM X-17A-5)		
Net Capital, as reported in Company's Part II (unaudited) FOCOS report	$ 762,327	$ 914,130
Audit adjustments to reflect:		
Correct and record depreciation to actual	-	3,855
Record bad debt	(511,000)	-
Reclassify amounts as a deposit vs. expense	21,000	-
Reclassify prepaid to expense	-	(24,667)
Reclassify overpaid expense as a receivable	14,490	-
Record additional income as receivable not booked	15,000	-
Recognize other than tempoary loss on investment	(213,000)	-
Record unrecorded liabilities	(12,766)	-
Change in non-allowable assets		
Equipment net of accumulated depreciation	-	(3,855)
Prepaid expenses	-	24,667
Allowance for bad net to receivable	511,000	-
Accounts receivable - clients	(15,000)	-
Accounts receivable - affiliate	(14,490)	-
Deposits	(21,000)	-
Change in haircuts on securities		
Loss from impairment of non-marketable securities	213,000	-
Net capital as reported on previous page	$ 749,561	$ 914,130

INTERNAL CONTROL

Tomasi & Company LLP
Certified Public Accountants & Consultants

REPORT ON INTERNAL CONTROL

To the Member
Griffin Financial Group, LLC

In planning and performing our audit of the financial statements and supplemental schedule of Griffin Financial Group, LLC (the Company), as of and for the years ended December 31, 2010 and 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1350 Broadcasting Road ■ Suite 203 ■ Wyomissing, PA 19610
Telephone: (610) 898-7900 ■ Fax (610) 898-7992

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010 and 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Tomasi & Company LLP

February 16, 2011

GRIFFIN FINANCIAL GROUP, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2010 AND 2009

Tomasi & Company LLP

Certified Public Accountants & Consultants

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